UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

Summit Therapeutics Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

86627T108

(CUSIP Number)

ADAM W. FINERMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 24, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86627T108

1	NAME OF REPORTING PERSON

ROBERT W. DUGGAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		60,281,588*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

60,281,588*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

60,281,588*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

69.37%*
14	TYPE OF REPORTING PERSON

IN

* The 60,281,588 shares of Common Stock beneficially owned consist of (i) 42,224,677 shares of Common Stock, (ii) 14,071,856 shares of Common Stock, representing the number of shares of Common Stock the Reporting Person purchased pursuant to the Purchase Agreement (as defined below) and (iii) includes the exercise of warrants to buy 3,985,055 shares of Common Stock, which are exercisable until December 24, 2029.

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CUSIP No. 86627T108

The following constitutes the Schedule 13D/A filed by the undersigned (as amended hereby, the “Schedule 13D”).

Item 5.	Interests in Securities of the Issuer.

Items 5(a) – (b) are hereby amended and restated to read as follows:

The aggregate percentage of Common Stock reported owned by the Reporting Person is based on 82,916,189 shares of Common Stock outstanding as of March 23, 2021 based on the Issuer’s most recent calculation.

A.	Mr. Duggan
(a)	As of the close of business on March 24, 2021, through the holding of (i) 56,296,533 shares of Common Stock and (ii) warrants to purchase 3,985,055 shares of Common Stock, the Reporting Person beneficially owned 60,281,588 shares of Common Stock (the “Shares”). Shares held by the Reporting Person include shares held in his retirement accounts.

Percentage: Approximately 69.37%.

(b)	1. Sole power to vote or direct: 60,281,588

2. Shared power to vote or direct: 0

3. Sole power to dispose of or direct the disposition of: 60,281,588

4. Shared power to dispose of or direct the disposition of: 0

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On March 24, 2021, the Reporting Person purchased from the Issuer, and the Issuer sold and issued to the Reporting Person a Promissory Note (the “Note”) in the original principal amount of $55,000,000, which Note shall mature and become due upon the earlier of (i) the consummation of a public offering of securities registered under the Securities Act of 1933, as amended, by the Issuer with net proceeds of no less than $55,000,000 or (ii) thirteen (13) months from the date of the Note, upon the terms and conditions set forth in such Note. As more described in the Note Purchase Agreement, the Reporting Person shall have the right to participate in a subsequent Issuer equity financing transaction for up to a portion of such transaction that represents the Reporting Person’s percentage ownership of the Issuer’s issued and outstanding equity. To the extent that the Note remains outstanding, the Reporting Person may apply the principal of the Note to the purchase price of any such investment.

Item 7.	Material to be Filed as Exhibits.
99.1	Note Purchase Agreement, dated March 24, 2021, by and between the Issuer and the Reporting Person (incorporated by reference to Exhibit 10.1 of the Issuer’s Form 8-K filed on March 26, 2021).
99.2	Promissory Note, dated March 24, 2021, by and between the Issuer and the Reporting Person (incorporated by reference to Exhibit 10.2 of the Issuer’s Form 8-K filed on March 26, 2021).
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CUSIP No. 86627T108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 26, 2021

/s/ Robert W. Duggan
Robert W. Duggan

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